UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number : 001-09585

ABIOMED Retirement Savings Plan

(Full title of the Plan)

ABIOMED, Inc.

(Name of Issuer of the securities held pursuant to the Plan)

22 Cherry Hill Drive, Danvers, Massachusetts 01923

(Address of principal executive office)

ABIOMED RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULES

December 31, 2013 and 2012 and

For the Year Ended December 31, 2013

ABIOMED RETIREMENT SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2013 and 2012

Page(s)

Report of Independent Registered Public Accounting Firm as of December 31, 2013, and for the year then ended	Page 4

Report of Independent Registered Public Accounting Firm as of December 31, 2012	Page 5

Financial Statements:
Statements of Net Assets Available for Plan Benefits December 31, 2013 and 2012	Page 6

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2013	Page 7

Notes to Financial Statements	Page 8

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2013	Page 18

Signatures	Page 19

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Consent of Independent Registered Public Accounting Firm	Exhibit 23.2

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee of

the ABIOMED Retirement Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Abiomed Retirement Savings Plan (the “Plan”) as of December 31, 2013 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Abiomed Retirement Savings Plan as of December 31, 2013 and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 18, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

the ABIOMED Retirement Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of the Abiomed Retirement Savings Plan (the “Plan”) as of December 31, 2012. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Abiomed Retirement Savings Plan as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Farrar Gates & Green, LLC

Danvers, Massachusetts

June 18, 2014

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2013 and 2012

	2013	2012

Cash	$105,005	$69,294
Investments, at fair value:
Mutual funds	27,237,838	20,231,926
Abiomed, Inc. Common Stock Fund	2,375,742	1,557,268
Common collective trust	991,733	600,517

Total investments	30,605,313	22,389,711

Receivables:
Participant notes receivable	342,549	290,206
Employer’s match contributions	442,325	348,820
Participant contribution receivable	100,751	90,438

Total receivables	885,625	729,464
Net assets available for plan benefits at fair value	31,595,943	23,188,469
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit responsive investment contracts	(18,877)	(20,112)

Net assets available for plan benefits	$31,577,066	$23,168,357

The accompanying notes are an integral part of the financial statements

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the year ended December 31, 2013

2013
Additions:
Participant contributions	$3,094,726
Rollover contributions	463,434
Employer contributions	442,325
Net appreciation in fair value of investments	4,698,780
Dividend and interest income	1,917,938

Total additions	10,617,203

Deductions:
Distributions to participants	2,159,592
Administrative fees	48,902

Total deductions	2,208,494

Net increase	8,408,709

Net assets available for plan benefits, beginning of year	23,168,357

Net assets available for plan benefits, end of year	$31,577,066

The accompanying notes are an integral part of the financial statements

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.    Plan Description

The following description of the Abiomed Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by ABIOMED, Inc. (the “Company” or “Plan Administrator”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

ABIOMED, Inc. is the Plan Administrator and has assigned responsibility for the operation and administration of the Plan to the Corporate Retirement Committee (the “Committee”) members of which are formally appointed by the Company’s Chief Executive Officer. Fidelity Management Trust Company (“Fidelity”) is the trustee and record keeper for the plan.

Eligibility

The Plan allows substantially all U.S. Company employees age twenty or older to participate in the Plan. Employees become eligible to participate in the Plan beginning on the date of hire.

Participant Contributions

The Plan permits participants to defer annually up to 60% of eligible compensation provided their total annual elective deferral does not exceed Internal Revenue Code (“IRC”) limitations ($17,500 for the 2013 plan year). Participants who are age 50 or older and are making deferral contributions to the plan are also eligible to make an additional catch-up contribution of up to $5,500 during the Plan year. Newly hired employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of compensation beginning with the first pay period occurring 30 days after the employee’s participation date. The participant may elect to cease or change the amount of these contributions at any time. The amount of deferred compensation is treated as a salary reduction and is not subject to income tax until withdrawn from the Plan. Participants may also contribute amounts (rollover contributions) representing distributions from other qualified retirement plans.

Employer Contributions

All employer contributions are subject to certain limitations. To be a qualified participant eligible to receive employer matching or profit sharing contributions for a plan year, an employee must be credited with at least 501 hours of service in the Plan year and be an employee on the last day of the Plan year, or retire, die, or become disabled during the Plan year.

The Company contributed a matching contribution on behalf of an eligible participant for up to 50% of the first $3,000 of salary contributed by the participant during the Plan year ended December 31, 2013, with a maximum matching contribution per employee of $1,500.

Additional profit sharing contributions may be made at the discretion of the Company’s Board of Directors. There were no profit sharing contributions made during the year ended December 31, 2013.

Forfeitures

When certain terminations of participation in the Plan occur, the non-vested portion of a participant’s profit sharing account represents a forfeiture, as defined by the Plan. Forfeitures may be reallocated to participants as an additional profit sharing or used to pay Plan administrative expenses. During 2013, $21,450 of forfeitures were used to pay administrative expenses. Total unapplied forfeitures were $24,646 and $40,598 at December 31, 2013 and 2012, respectively.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the participant’s allocation of the Company’s contributions, and the participant’s proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the Plan document.

Vesting

Participants are immediately vested in 1) their contributions, including rollover contributions from another employer’s qualified retirement plan, 2) employer matching contributions, and 3) actual earnings from any of these contributions. Vesting in the Company’s discretionary profit sharing contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service as shown below.

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Distribution of Benefits

On termination of service due to retirement, disability, death, or other separation of service, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a series of cash payments in substantially equal installments over a period of time as provided in the Plan document.

Participants may make an in-service withdrawal of their vested account balance at age 59  1/2 or upon demonstration of a hardship. A hardship withdrawal from a participant’s account may be permitted while a participant is still actively employed if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate. All hardship withdrawal requests are subject to approval of the Plan Administrator.

A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions, is allowed for any reason upon request while the participant is still actively employed.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Notes Receivable

Participants may borrow from their fund accounts a maximum principal amount of $50,000 or 50% of their vested balances, whichever is less. The minimum principal amount of any loan is $1,000. Loans must be repaid over a period of no more than five years, unless used to acquire a principal residence, in which case the maximum repayment period is ten years. Participants borrowing from their vested account balances are required to sign promissory notes pledging up to half the value of their vested account balances. These notes bear interest at a fixed rate determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably through monthly payroll deductions. Participant loans are accounted for separately within the participant’s account. Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. As of December 31, 2013 and 2012, the balance in participant loans outstanding was $342,549 and $290,206, respectively. These loans are shown as participant notes receivable in the Statements of Net Assets Available for Benefits.

Note 2.    Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The statements of net assets available for plan benefits present the fair value of the common collective trust as well as the adjustment of the common collective trust from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain amounts in the December 31, 2012 financial statements have been reclassified to conform with the December 31, 2013 presentation.

Plan Expenses

Expenses for participant loans are paid by the Plan by reducing balances of those participants initiating the transaction. All other expenses incurred in the administration of the Plan are first offset against forfeitures, if any, with any remaining balances paid by the Company at its discretion or by the Plan.

Risks and Uncertainties

The Plan provides investment options which may invest in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3.    Investments

The following represents the Plan’s investments as of December 31, 2013 and 2012 that represented 5% or more of the net assets available for plan benefits:

	2013		2012
Wells Fargo Growth ADM Fund	$4,289,920	*	$3,414,566	*
JP Morgan US Equity Select Fund	2,335,471	*	1,725,284	*
American Century Heritage Investor Fund	1,908,932	*	1,589,163	*
Blackrock Small Capital Growth Fund	1,900,282	*	1,170,300	*
Nuveen Dividend Value I Fund	1,859,491	*	1,261,118	*
JP Morgan International Value Select	1,833,749	*	1,398,374	*
Nuveen MDCP Index Fund	1,815,153	*	998,565
Fidelity Advisor Freedom 2030 Fund	1,693,992	*	1,040,038
Fidelity Retirement Money Market Fund	1,610,482	*	1,626,933	*
Lord Abbett Short Duration Income Fund	1,472,063		1,209,933	*
ABIOMED, Inc. Common Stock Fund	2,375,742	*	1,557,268	*

*	Represents 5% or more of net assets available for plan benefits.

During the year ended December 31, 2013, the investments held by the Plan (including investments bought, sold and held during the year appreciated in value as follows:

2013
Mutual funds	$3,145,523
ABIOMED, Inc Common Stock Fund	1,553,257

Total net appreciation in fair value	$4,698,780

Note 4.    Fair Value Measurements

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 – Inputs to the valuation methodology that are unobservable and supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common collective trust – Valued at net asset value based on information reported by the trustee with reference to the market value of the trust’s underlying assets at year end. The common collective trust is audited annually.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Company stock fund – Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2013
Description	Total	Level 1	Level 2	Level 3
Common collective trust:
Stable value	$991,733	$—	$991,733	$—
Mutual funds:
Large growth	4,289,920	4,289,920	—	—
Large blend	2,335,471	2,335,471	—	—
Large value	1,859,491	1,859,491	—	—
Mid-cap growth	1,908,932	1,908,932	—	—
Mid-cap blend	1,815,153	1,815,153	—	—
Small-cap growth	1,900,282	1,900,282	—	—
Foreign large blend	60,909	60,909	—	—
Foreign large value	1,833,749	1,833,749	—	—
Short-term bond	1,472,063	1,472,063	—	—
Money market	1,610,482	1,610,482	—	—
Retirement income	92,609	92,609	—	—
Target date	8,058,777	8,058,777	—	—

Total mutual funds	27,237,838	27,237,838	—	—
Company stock fund	2,375,742	2,375,742	—	—

Total	$30,605,313	$29,613,580	$991,733	$—

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	2012
Description	Total	Level 1	Level 2	Level 3
Common collective trust:
Stable value	$600,517	$—	$600,517	$—
Mutual funds:
Large growth	3,414,566	3,414,566	—	—
Large blend	1,725,284	1,725,284	—	—
Large value	1,261,118	1,261,118	—	—
Mid-cap growth	1,589,163	1,589,163	—	—
Mid-cap blend	998,565	998,565	—	—
Small-cap growth	1,170,300	1,170,300	—	—
Foreign large blend	28,778	28,778	—	—
Foreign large value	1,398,374	1,398,374	—	—
Short-term bond	1,209,933	1,209,933	—	—
Money market	1,626,933	1,626,933	—	—
Retirement income	47,655	47,655	—	—
Target date	5,761,257	5,761,257	—	—

Total mutual funds	20,231,926	20,231,926	—	—
Company stock fund	1,557,268	1,557,268	—	—

Total	$22,389,711	$21,789,194	$600,517	$—

The common collective trust held by the Plan is a stable value investment which has an objective to preserve capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve this objective the fund invests in fixed-income securities, bond funds and money market funds. Twelve months notice is required for a complete liquidation, however the trustee, at their discretion, may waive the twelve month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5.    Tax Status

The Plan has adopted the volume submitter profit sharing plan document of Fidelity Management Trust Company. The volume submitter sponsor received a favorable opinion letter dated March 31, 2008 in which the Internal Revenue Service stated that the form of the volume submitter plan was in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.

Accounting standards require recording uncertain income tax positions that exist in the Plan’s financial statements. Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements. The Plan did not recognize any interest or penalty expense for the year ended December 31, 2013. The Form 5500 remains subject to examination by the IRS for the years ended December 31, 2010 through December 31, 2013.

Note 6.    Parties-In-Interest

A party-in-interest is defined under Section 3(14) of the Employee Retirement Income Security Act (“ERISA”) to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

Fidelity Management & Research Company manages a number of mutual funds available to plan participants. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions with any of the Fidelity Advisor mutual funds also qualify as party-in-interest transactions. The ABIOMED Common Stock Fund primarily invests in the common stock of Abiomed, Inc. as described in Note 1. Abiomed, Inc. is the Administrator of the Plan and pays all of the Plan’s fees. Fees paid for trustee and administrative services amounted to $48,902 and $26,026 for the years ended December 31, 2013 and 2012, respectively.

Note 7.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 8.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500 for the years ended December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits on the financial statements	$31,577,066	$23,168,357

Contributions Receivable
Employer	—	(348,820)
Participant	—	(90,438)

	—	(439,258)
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit- responsive investment contracts	18,877	20,112

Net assets available for benefits on the Form 5500	$31,595,943	$22,749,211

The following is a reconciliation of net investment income on the financial statements to the Form 5500 for the year ended December 31, 2013:

2013
Net investment income on the financial statements	$6,616,718

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit- responsive investment contracts for the years ended:

December 31, 2013	18,877
December 31, 2012	(20,112)

Net investment income per the Form 5500	$6,615,483

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of contributions on the financial statements to the Form 5500 for the year ended December 31, 2013:

	Participant	Employer
Contributions on the financial statements	$3,094,726	$442,325
Contributions receivable at December 31, 2012 included on the 2013 Form 5500	90,438	348,820

Contributions on the Form 5500	$3,185,164	$791,145

Note    9. Subsequent Events

The Company has evaluated subsequent events through the date of this filing.

ABIOMED RETIREMENT SAVINGS PLAN

EIN: 04-2743260

Plan Number: 001

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a) (b) Identity of issuer, borrower, lessor or similar party	(c ) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
* Fidelity Advisor Stable Value Portfolio Fund	Common collective trust	**	$991,733
Wells Fargo Growth ADM Fund	Mutual Fund	**	4,289,920
JP Morgan US Equity Select Fund	Mutual Fund	**	2,335,471
American Century Heritage Investor Fund	Mutual Fund	**	1,908,932
Blackrock Small Capital Growth Fund	Mutual Fund	**	1,900,282
Nuveen Dividend Value I Fund	Mutual Fund	**	1,859,491
JP Morgan International Value Select	Mutual Fund	**	1,833,749
Nuveen MDCP Index Fund	Mutual Fund	**	1,815,153
* Fidelity Advisor Freedom 2030 Fund	Mutual Fund	**	1,693,992
* Fidelity Retirement Money Market Fund	Mutual Fund	**	1,610,482
Lord Abbett Short Duration Bond Fund	Mutual Fund	**	1,472,063
* Fidelity Advisor Freedom 2035 Fund	Mutual Fund	**	1,323,092
* Fidelity Advisor Freedom 2025 Fund	Mutual Fund	**	1,027,524
* Fidelity Advisor Freedom 2015 Fund	Mutual Fund	**	901,033
* Fidelity Advisor Freedom 2040 Fund	Mutual Fund	**	624,458
* Fidelity Advisor Technology Fund	Mutual Fund	**	588,189
* Fidelity Advisor Freedom 2020 Fund	Mutual Fund	**	579,694
* Fidelity Advisor Freedom 2050 Fund	Mutual Fund	**	470,130
* Fidelity Advisor Freedom 2045 Fund	Mutual Fund	**	427,993
* Fidelity Advisor Freedom 2055 Fund	Mutual Fund	**	216,755
* Fidelity Advisor Freedom 2005 Fund	Mutual Fund	**	113,508
* Fidelity Advisor Freedom Income Fund	Mutual Fund	**	92,609
* Fidelity Advisor Freedom 2010 Fund	Mutual Fund	**	92,409
T. Rowe Price International Equity Index	Mutual Fund	**	60,909

Total mutual funds			27,237,838
* ABIOMED, Inc. Common Stock Fund	Common Stock Fund	**	2,375,742

Total investments on statement of net assets available for plan benefits			30,605,313
Participant Loans	Participant Loans 5.25%-9.50%	—	342,549

Total investments on the Form 5500			$30,947,862

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

SIGNATURE

The Plan pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABIOMED

RETIREMENT SAVINGS PLAN

Date: June 18, 2014	By:	/s/ Ian McLeod

Ian McLeod
Vice President and
Corporate Controller